EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (1)

			Year Ended December 31
Dollars in millions	Six Months Ended June 30, 2015		2014		2013		2012		2011		2010
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$2,467		$4,993		$5,148		$3,594		$3,785		$3,680

Add:
Distributed income of equity investees	154		275		242		216		198		167
Fixed charges excluding interest on deposits	389		734		664		853		951		1,092

Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	39		96		112		137		154		148
Interest capitalized	1		1								1

Earnings excluding interest on deposits	2,970		5,905		5,942		4,526		4,780		4,790
Interest on deposits	190		325		344		386		668		963

Total earnings	$3,160		$6,230		$6,286		$4,912		$5,448		$5,753

Fixed charges
Interest on borrowed funds	$310		$581		$516		$696		$791		$918
Interest component of rentals	78		152		148		145		125		134
Amortization of notes and debentures							12		35		39
Interest capitalized	1		1								1

Fixed charges excluding interest on deposits	389		734		664		853		951		1,092
Interest on deposits	190		325		344		386		668		963

Total fixed charges	$579		$1,059		$1,008		$1,239		$1,619		$2,055

Ratio of earnings to fixed charges
Excluding interest on deposits	7.63	x	8.04	x	8.95	x	5.31	x	5.03	x	4.39	x
Including interest on deposits	5.46		5.88		6.24		3.96		3.37		2.80

(1)	As defined in Item 503(d) of Regulation S-K.